August 3, 2025

Wai Ting, CHEUNG
Chief Executive Officer
HAMA Intelligence Ltd
380 Jalan Besar, #07-10 ARC 380
Singapore 209000

       Re: HAMA Intelligence Ltd
           Draft Registration Statement on Form F-1
           Submitted July 7, 2025
           CIK 0002067016
Dear Wai Ting, CHEUNG:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted July 7, 2025
Cover Page

1. Please revise your disclosure here and elsewhere throughout your registration statement where appropriate to state whether any distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
2. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business are in Hong Kong or a
       Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC
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Page 2

       government to transfer cash/assets. On the cover page, provide cross-references to these other discussions.
3. Discuss whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well. Also state here that you have no cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, as you do on page
       4.
Other Pertinent Information, page iii

4. Please revise the definition of "Controlling Shareholder" to state that Mr. Wing Sum,
       HO is the Chairman of the board of directors and Chief Financial Officer of the company.
Prospectus Summary, page 1

5. Please revise your disclosure in this section and elsewhere throughout the registration statement as appliable to discuss this implications of being a controlled company.
       Specifically, revise your disclosure here and elsewhere as appropriate to provide examples of corporate matters that your director and CFO, Mr. Wing Sum Ho, will have the ability to control or significantly influence the outcome of as matters requiring approval by shareholders (e.g., the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets). Consider the use of a cross-reference to your risk factor beginning "Our Controlling Shareholder has sgnificant voting power..." on page 29.
Corporate Structure, page 2

6. Revise your corporate structure diagram to reflect the ownership percentage of shares by class of shares (i.e., Class A and Class B Ordinary Shares) as well as the voting power associated with each ownership interest, respectively. We note your current disclosure is reflected as the number of shares held rather than the percentage of total shares. Also revise footnote 1 to state that Mr. Wing Sum, HO is the Chairman of the board of directors and Chief Financial Officer of the company. Make conforming changes to the diagram on page 49.
Permission Required from Hong Kong Authorities, page 4

7. Please revise your disclosure here and in the subsection immediately below titled
       "Permission Required from Mainland China Authorities" to state whether any permissions or approvals have been denied.
Business
Our Competitve Strengths
Our customer base spans a diverse array..., page 51

8. Please revise your disclosure here and elsewhere throughout your registration statement as applicable to disclose in greater detail, by way of example or otherwise, the "wide range of industries" that enable you to have solid cross-industry insights for
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Page 3

       advising your clients.
Business financial consulting services
Business development advisory, page 56

9. Please revise this section and your disclosure elsewhere throughout your registration statement to discuss in greater detail the specific services you offer through your business development advisory service. We note your statement that this is a comprehensive service "which aims to help companies seize new opportunities and achieve sustainable growth by improving their business operations, market presence and revenue stream." We also note that this service category represents the majority of your revenues including approximately 78% of your revenues for the year ended
       February 28, 2025.
Service Contracts and Standard Terms, page 56

10. Please revise your disclosure to state with greater specificity the typical terms of your service agreements with clients (e.g., duration). We note that you do not engage in
       "long-term" service contracts. Additionally, please state whether these agreements are written or otherwise. Last, please consider filing any exhibits in connection with Item
       601(b)(10) of Regulation S-K, including any agreements of which you may be substantially dependent. We note that while your customer concentration has decreased for the year ended February 28, 2025, your top four customers contributed approximately 62.1% of your total service income.
Regulations, page 60

11. Revise to disclose the material effects the various government regulations you discuss here have on your business. Refer to Item 4.B.8. of Form 20-F. Certain Relationships and Related-Party Transactions
Transactions with Related Parties, page 72

12. Please revise your disclosure here to make clear that Mr. Wing Sum Ho is your controlling shareholder, director and CFO. Additionally, please revise your disclosure to clearly present the original amounts of funds received from Mr. Ho, the terms of these transactions (e.g., interest rate or duration term for repayment), if any, as well as clearly identify any outstanding balances. Further, please make clear by brief description the purpose of these transactions with Mr. Ho. Last, please provide a risk factor on point as applicable.
Enforceability of Civil Liabilities, page 95

13. If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, please state that is the case and identify the relevant individuals and their location.
General

14. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
 August 3, 2025
Page 4

       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       Please contact Scott Stringer at 202-551-3272 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services